SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                         Commission File Number 0-25828


                           NOTIFICATION OF LATE FILING



[X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: March 31, 2001

[   ]  Transition Report on Form 10-K     [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on 20-F          [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     Part I.
                             REGISTRANT INFORMATION

Full Name of Registrant:                    Electropharmacology, Inc.

Address of Principal Executive Office:      PMB 191 - 2342 Shattuck Ave

City, State, and Zip Code:                  Berkeley California, 94704



                                    Part II.
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The  accountant's  statement  or  other  exhibit  required  by Rule
         12b-25(c) has been attached if applicable.

                                    Part III.
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Management is currently devoting substantially all its resources to obtaining additional financing for the Registrant and pursuing other transactional opportunities. Due to the foregoing reason, Registrant requires additional time to finalize its audited financial statements.

                                    Part IV.
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                    Gary K. Jennings    (510)            666-1214
                    (Name)          (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ X ] Yes        [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ X ] Yes       [   ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

[NOTE: IF ITEM 3 ABOVE IS ANSWERED YES, AN EXPLANATION SHOULD B E PROVIDED. IF THE ANSWER IS NO, NOTHING FURTHER IS REQUIRED.]

         The company has ceased it current line of business, primarily due to lack of business and the inability to generate steady profits. The company is in final discussions to reorganize the company and acquire a new operating business. If the merger is not successful in six weeks, I will file the necessary paperwork to cease trading and notify the outstanding creditors.


                            Electropharmacology, Inc.
                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2000                      By:  /s/ Gary K. Jennings
                                             ---------------------------
                                             Gary K. Jennings
                                             Interim President, Chairman.